SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/6/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
214,739

8. SHARED VOTING POWER
39,675

9. SOLE DISPOSITIVE POWER
254,414
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

254,414
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.16%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment # 1 to the Schedule 13d filed on April 2, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 4. PURPOSE OF TRANSACTION
ALL OF THE SHARES SOLD WERE OWNED BY ENTITIES THAT HAVE NOT
PURCHASED ANY SHARES WITHIN THE PAST SIX MONTHS.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 9, 2011 there were 1,482,680 shares of common stock outstanding as of 11/09/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 257,966 shares of GYRO or 17.40% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of GYRO were sold:

Date:		        Shares:		Price:

5/30/12			1,393		100.0000
6/05/12  		4,012		111.1081
6/06/12			34,100		114,6680
6/07/12			3,552		115.0000

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 06/08/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos